Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP INTERSECTS 1.35 METRES TRUE WIDTH GRADING 2,532 GRAMS PER TONNE SILVER AND 14.38% ZINC
FROM VEIN S31 AT THE SGX MINE

VANCOUVER, British Columbia – January 24, 2022 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to report additional high-grade intercepts from its 2021 exploration program at the SGX mine. Extensive exploration drilling and tunneling are ongoing at the SGX mine and all other mines in the Ying Mining District, Henan Province, China.

From July 1 to December 31, 2021, 52,634 metres (“m”) from a total of 327 diamond drill holes, including 272 underground holes and 55 surface holes, were completed at the SGX mine. Assay results for 209 holes have been received, with 102 holes intercepting mineralization. The Company also received assay results for 33 holes pending from the previous drilling program at the SGX mine from October 1, 2020 to June 30, 2021 disclosed in the Company’s news release dated July 6, 2021. Currently, there are 19 rigs drilling at the SGX mine.

The strategy of the drilling program is fourfold: 1) drill above or beneath the stopes that were previously mined but stopped due to more variation in grades, thickness and attitudes of the vein structures than previously modeled; 2) drill for silver-lead-zinc veins in the resource area at higher elevations closer to surface where there are limited drill holes from previous drilling programs; 3) drill for gold-silver veins in the resource area that were not prioritized in previous drilling programs; and 4) drill step-outs to the east of the resource area to confirm the continuity of the newly discovered gold-silver veins.

Drilling Above or Beneath Previously Mined Stopes and Near Surface Silver-Lead-Zinc Veins within the Resource Area

Most holes drilled during this period targeted blocks of known silver-lead-zinc veins in production areas that were previously missed due to limited drilling or tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins. The high-grade intercepts are mainly associated with the northwest-dipping S2 series, S6 series, S7 series, S8 series, S14 series, S18 series, S19 series, S21 series, east-dipping S31, S28, S29, and S32 veins, which have resulted in a significant amount of upgraded resources. Since access tunnels are already in place, any high-grade mineralization discovered can quickly be converted to reserves and mined.

Highlights of the high-grade silver-lead-zinc intercepts at the SGX mine:

  Hole ZK02AS6E1007 intersected a 3.19 m interval (1.35 m true width) of vein S31 grading 2,532 grams per tonne (“g/t’) silver (“Ag”), 0.69% lead (“Pb”), 14.38% zinc (“Zn”), 0.05 g/t gold (“Au”), and 0.12% copper (“Cu”) from 58.35 m depth, at an elevation of 372 m;

  Hole ZK12S7001 intersected a 2.02 m interval (1.65 m true width) of vein S7a1 grading 1,315 g/t Ag, 14.36% Pb, 0.84% Zn, 0.24 g/t Au, and 0.23% Cu from 161.50 m depth, at an elevation of 300 m;

  Hole ZK62S3101 intersected a 0.97 m interval (0.89 m true width) of vein S31 grading 1,764 g/t Ag, 36.49% Pb, 5.72% Zn, 0.13 g/t Au, and 0.27% Cu from 80.19 m depth, at an elevation of 239 m;

  Hole ZK04AS6E1002 intersected a 0.84 m interval (0.76 m true width) of vein S2 grading 2,497 g/t Ag, 29.05% Pb, 5.78% Zn, 0.12 g/t Au, and 0.23% Cu from 3.31 m depth, at an elevation of 353 m;

  Hole ZK50S2914 intersected a 1.22 m interval (0.88 m true width) of vein S29 grading 2,097 g/t Ag, 1.44% Pb, 20.61% Zn, 0.32 g/t Au, and 0.12% Cu from 218.16 m depth, at an elevation of 341 m; and

  Hole ZK04AS6E1005 intersected a 3.50 m interval (3.35 m true width) of vein S2 grading 291 g/t Ag, 7.41% Pb, 0.94% Zn, 0.12 g/t Au, and 0.04% Cu from 3.04 m depth, at an elevation of 354 m.

Drilling for Previous Low Priority Gold-Silver Veins within the Resource Area and Step-Out Drilling Intersecting Gold-Silver Veins 400 m to the East of the Resource Area

The drilling continued intersecting and extending the east dipping gold-silver S16 series, including S16W, S16W1, S16E, and S16E3. A total of 44 holes, including 38 holes from this period and six holes pending from the previous drilling program, targeted the S16 vein series. Together with the tunneling programs, the drill programs defined a mineralized block with a NS strike length of 500 m, and a 150 m down-dip extension. Drilling was focused within the central portion of the block (300 m by 100 m), with drill hole spacing ranging between 15 m by 15 m and 25 m by 25 m. Assay results for 33 holes from the previous drilling program were returned, with 23 holes intersecting gold mineralization.

The Company’s No. 1 mill has been upgraded by installing a Knelson Gravity Concentrator to maximize gold-silver ore recovery from the SGX, HPG, LMW, and DCG mines.

Step-out drilling confirmed the continuity of the gold-silver bearing S11 and S11E veins, approximately 400 m east of the resource area. The S11 series gold-silver veins are sub-vertical and strike along a northeast-southwest trend.

Highlights of the gold silver intercepts at the SGX mine:

  Hole ZK68AS16W002 intersected a 5.38 m interval (5.36 m true width) of vein S16W grading 52 g/t Ag, 1.08% Pb, 0.39% Zn, 3.93 g/t Au, and 0.01% Cu from 37.67 m depth, at an elevation of 340 m;

  Hole ZK74S16W08 intersected a 1.74 m interval (1.58 m true width) of vein S16E3 grading 3 g/t Ag, 0.01% Pb, 0.01% Zn, 5.57 g/t Au, and 0.01% Cu from 92.90 m depth, at an elevation of 246 m; and

  Hole ZK66AS16W002 intersected a 1.33 m interval (1.30 m true width) of vein S16W grading 56 g/t Ag, 0.34% Pb, 0.72% Zn, 4.61 g/t Au, and 0.04% Cu from 67.13 m depth, at an elevation of 341 m.

Table 1: Selected intercepts from the drilling programs at the SGX mine

Hole ID	From (m)	To (m)	Elevation (m)	interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Veins	Ore Type
ZK01BS7_2003	116.95	117.46	194	0.51	0.44	74	4.45	0.27	0.16	0.02	S7_2	Ag-Pb-Zn
ZK01BS7_2007	93.55	94.30	255	0.75	0.48	275	18.73	0.30	0.05	0.03	S16W2	Ag-Pb-Zn
ZK01BS7_2007	114.32	120.19	252	5.87	5.27	193	6.32	0.08	0.06	0.02	S7_2	Ag-Pb-Zn
incl	114.32	115.05	253	0.73	0.65	1,058	45.45	0.05	0.05	0.10	S7_2	Ag-Pb-Zn
ZK01BS7_2007	179.64	180.52	245	0.88	0.68	71	0.16	5.27	0.05	0.08	S7_1E	Ag-Pb-Zn
ZK01BS7_2012	121.14	123.38	194	2.24	1.92	362	0.34	0.12	0.09	0.03	S7_2	Ag-Pb-Zn
ZK01BS7_2013	129.25	129.95	199	0.70	0.55	1,663	35.93	0.34	0.05	0.12	S7_2	Ag-Pb-Zn
ZK02AS6001	86.32	88.53	388	2.21	1.46	342	5.68	3.64	0.05	0.03	S6	Ag-Pb-Zn
ZK02AS6001	89.78	91.77	387	1.99	1.34	242	1.16	6.23	0.13	0.03	S2	Ag-Pb-Zn
ZK02AS6002	60.91	61.56	388	0.65	0.55	300	1.03	5.82	0.05	0.07	S6E1	Ag-Pb-Zn
ZK02AS6003	8.89	9.55	402	0.66	0.58	568	8.02	1.25	0.11	0.16	S14	Ag-Pb-Zn
ZK02AS6003	142.83	143.43	386	0.60	0.43	230	0.96	9.74	0.14	0.06	S2	Ag-Pb-Zn
ZK02AS6E1001	30.56	31.29	389	0.73	0.55	2,244	40.30	4.28	0.21	0.18	S31	Ag-Pb-Zn
ZK02AS6E1004	41.53	42.32	374	0.79	0.76	470	0.81	5.19	0.05	0.07	S31	Ag-Pb-Zn
ZK02AS6E1006	50.91	51.81	370	0.90	0.49	3,358	17.50	6.52	0.05	0.41	S31	Ag-Pb-Zn
ZK02AS6E1007	58.35	61.54	372	3.19	1.35	2,532	0.69	14.38	0.05	0.12	S31	Ag-Pb-Zn
incl	59.03	60.61	372	1.58	0.67	5,064	1.08	27.72	0.05	0.23	S31	Ag-Pb-Zn
ZK02AS6E1008	34.83	36.57	388	1.74	1.43	123	1.40	1.18	0.06	0.03	S31	Ag-Pb-Zn
ZK02AS6E1009	65.86	67.13	391	1.27	0.61	815	0.20	1.54	0.10	0.08	S31	Ag-Pb-Zn
ZK02BS6001	96.96	98.65	374	1.69	0.76	261	1.96	3.43	0.03	0.03	S29	Ag-Pb-Zn
ZK02S6002	139.30	139.99	374	0.69	0.62	159	0.16	0.15	0.04	0.00	S37	Ag-Pb-Zn
ZK02S7_210	102.38	105.08	438	2.70	1.79	251	1.27	1.87	0.05	0.04	S7_2	Ag-Pb-Zn
ZK04AS14002	48.36	49.08	242	0.72	0.41	674	16.45	1.63	0.11	0.05	S31	Ag-Pb-Zn
ZK04AS14004	46.55	47.25	247	0.70	0.69	444	6.81	1.16	0.05	0.08	S31	Ag-Pb-Zn
ZK04AS14010	4.74	5.55	353	0.81	0.68	200	3.99	1.43	0.02	0.03	S2	Ag-Pb-Zn
ZK04AS14010	10.99	11.74	352	0.75	0.54	393	6.98	11.09	0.03	0.13	S6	Ag-Pb-Zn
ZK04AS14010	65.07	66.01	345	0.94	0.94	477	0.77	1.27	0.07	0.08	S31	Ag-Pb-Zn
ZK04AS14012	8.78	9.40	349	0.62	0.54	691	16.41	6.28	0.05	0.04	S6	Ag-Pb-Zn
ZK04AS14012	128.27	129.50	316	1.23	1.21	1,003	0.56	6.19	0.09	0.54	S14	Ag-Pb-Zn
ZK04AS14013	2.46	2.96	354	0.50	0.39	456	1.52	1.23	0.05	0.02	S2	Ag-Pb-Zn
ZK04AS2006	26.07	26.85	257	0.78	0.62	138	4.08	0.43	0.13	0.01	S29	Ag-Pb-Zn

ZK04AS2006	145.15	145.85	226	0.70	0.37	730	3.49	14.32	0.10	0.13	S2	Ag-Pb-Zn
ZK04AS2009	140.33	141.01	227	0.68	1.49	205	2.78	6.80	0.05	0.04	S6	Ag-Pb-Zn
ZK04AS31001	69.28	69.93	245	0.65	0.56	69	2.71	2.96	0.05	0.03	S31	Ag-Pb-Zn
ZK04AS37004	19.27	20.44	345	1.17	1.15	151	0.43	2.31	0.05	0.02	S29	Ag-Pb-Zn
ZK04AS37004	36.47	37.55	337	1.08	0.68	167	5.01	0.97	0.05	0.04	S37E	Ag-Pb-Zn
ZK04AS6003	98.67	99.52	237	0.85	0.54	304	3.98	3.70	0.03	0.03	S2	Ag-Pb-Zn
ZK04AS6004	102.13	102.77	239	0.64	0.44	643	1.26	13.83	0.24	0.18	S6	Ag-Pb-Zn
ZK04AS6005	164.49	165.08	227	0.59	1.81	96	1.86	0.49	0.03	0.00	S2a	Ag-Pb-Zn
ZK04AS6005	164.49	167.05	227	2.56	1.81	96	1.86	0.49	0.03	0.00	S2a	Ag-Pb-Zn
ZK04AS6E1002	3.31	4.15	353	0.84	0.76	2,497	29.05	5.78	0.12	0.23	S2	Ag-Pb-Zn
ZK04AS6E1002	9.45	10.06	351	0.61	0.40	215	5.07	11.09	0.16	0.11	S6	Ag-Pb-Zn
ZK04AS6E1002	50.55	51.16	340	0.61	0.55	2,321	7.16	5.14	0.15	0.18	S6E	Ag-Pb-Zn
ZK04AS6E1002	67.44	68.09	335	0.65	0.56	2,385	3.91	6.21	0.12	0.22	S14_2	Ag-Pb-Zn
ZK04AS6E1003	0.79	1.32	353	0.53	0.50	299	5.35	0.99	0.03	0.02	N/A [1]	Ag-Pb-Zn
ZK04AS6E1003	3.53	4.18	351	0.65	0.61	955	32.65	3.47	0.03	0.12	S2	Ag-Pb-Zn
ZK04AS6E1003	9.75	10.45	348	0.70	0.66	422	7.34	10.76	0.06	0.05	S6	Ag-Pb-Zn
ZK04AS6E1003	79.81	80.42	308	0.61	0.44	292	1.56	1.79	0.14	0.03	S6E1	Ag-Pb-Zn
ZK04AS6E1005	3.04	6.54	354	3.50	3.35	291	7.41	0.94	0.12	0.04	S2	Ag-Pb-Zn
incl	5.75	6.54	353	0.79	0.76	1,197	30.88	4.07	0.15	0.13	S2	Ag-Pb-Zn
ZK04AS6E1005	11.56	12.16	351	0.60	0.55	179	3.71	7.24	0.14	0.07	S6	Ag-Pb-Zn
ZK04AS6E1005	34.77	35.32	344	0.55	0.51	106	2.89	1.00	0.05	0.02	S6E	Ag-Pb-Zn
ZK04AS6E1005	66.12	66.64	335	0.52	0.51	233	1.93	3.31	0.05	0.06	S6E1	Ag-Pb-Zn
ZK04AS6E1005	130.53	131.18	316	0.65	0.62	363	0.21	0.42	0.05	0.23	S14	Ag-Pb-Zn
ZK04AS6E1007	1.49	2.09	353	0.60	0.60	260	3.41	0.16	0.05	0.03	S2	Ag-Pb-Zn
ZK04AS6E1007	8.64	9.17	349	0.53	0.52	123	10.95	2.04	0.05	0.02	S6	Ag-Pb-Zn
ZK04AS6E1009	7.32	8.13	351	0.81	0.72	679	12.47	10.11	0.03	0.05	S2	Ag-Pb-Zn
ZK04AS7_207	91.79	92.44	428	0.65	0.43	529	0.15	0.20	0.05	0.03	S7W	Ag-Pb-Zn
ZK04AS7_207	101.57	102.27	421	0.70	0.44	535	40.14	5.94	0.05	0.13	S7_2	Ag-Pb-Zn
ZK04AS8008	35.57	36.61	400	1.04	0.94	64	2.17	1.49	0.02	0.03	S7E	Ag-Pb-Zn
ZK04AS8009	51.89	52.42	383	0.53	0.41	367	3.19	4.47	0.07	0.07	S7Ea	Ag-Pb-Zn
ZK04S19003	22.77	24.09	557	1.32	1.18	160	0.88	2.12	0.05	0.02	S19	Ag-Pb-Zn
ZK04S21W101	93.08	94.35	406	1.27	1.18	273	2.91	0.84	0.06	0.03	S16E1	Ag-Pb-Zn
ZK04S6005	32.16	32.78	448	0.62	0.59	430	1.46	2.20	0.05	0.04	S31	Ag-Pb-Zn
ZK04S6012	39.10	40.93	440	1.83	1.53	167	2.21	1.26	0.05	0.03	S31	Ag-Pb-Zn
ZK04S6E1001	8.71	10.21	351	1.50	1.45	153	4.64	0.28	0.03	0.01	S6	Ag-Pb-Zn
ZK04S6E1002	1.53	2.25	353	0.72	0.64	242	6.79	0.15	0.03	0.03	S2	Ag-Pb-Zn
ZK04S6E1002	8.18	8.75	349	0.57	0.52	389	3.91	2.89	0.04	0.02	S6	Ag-Pb-Zn
ZK06S601	15.45	16.53	348	1.08	0.77	25	2.39	1.99	0.05	0.01	S6E	Ag-Pb-Zn
ZK06S601	35.52	37.49	339	1.97	0.90	647	13.80	4.36	0.05	0.06	S6	Ag-Pb-Zn
ZK06S602	3.67	4.48	353	0.81	0.55	124	1.51	2.74	0.05	0.02	S6E1	Ag-Pb-Zn
ZK06S602	40.27	41.93	339	1.66	0.80	46	1.09	5.14	0.05	0.03	S6	Ag-Pb-Zn
ZK06S604	0.00	1.33	353	1.33	0.83	860	19.62	8.78	0.14	0.14	S14_2	Ag-Pb-Zn
ZK06S604	4.37	5.01	352	0.64	0.50	356	10.37	4.21	0.05	0.04	S6E1	Ag-Pb-Zn
ZK06S604	32.44	33.01	344	0.57	0.41	593	11.31	2.48	0.12	0.04	S6E	Ag-Pb-Zn
ZK06S604	78.05	79.40	332	1.35	0.48	471	13.94	3.19	0.05	0.07	S6	Ag-Pb-Zn
ZK06S605	4.42	4.93	352	0.51	0.33	761	11.24	1.66	0.03	0.05	S6E1	Ag-Pb-Zn
ZK06S605	96.32	97.28	310	0.96	0.95	72	1.11	10.51	0.03	0.05	S2	Ag-Pb-Zn
ZK06S606	0.00	0.79	352	0.79	0.50	2	6.82	6.13	0.18	0.12	S14_2	Ag-Pb-Zn
ZK06S606	30.61	31.56	343	0.95	0.67	84	0.99	2.61	0.03	0.02	S6E	Ag-Pb-Zn

ZK06S606	56.21	59.27	336	3.06	2.15	151	0.24	2.47	0.13	0.02	S6	Ag-Pb-Zn
ZK06S606	76.37	77.37	330	1.00	0.60	327	5.68	9.15	0.03	0.08	S2	Ag-Pb-Zn
ZK06S606	86.73	88.56	327	1.83	0.66	147	2.43	0.12	0.03	0.01	S2W	Ag-Pb-Zn
ZK06S607	0.00	1.36	355	1.36	0.62	858	13.09	6.89	0.12	0.10	S14_2	Ag-Pb-Zn
ZK06S607	64.87	66.18	342	1.31	0.65	96	0.30	10.60	0.03	0.03	S6a	Ag-Pb-Zn
ZK06S607	78.53	79.98	340	1.45	0.44	271	8.51	4.09	0.02	0.04	S6	Ag-Pb-Zn
ZK07AS2804	122.97	125.83	443	2.86	2.82	400	0.48	0.91	0.06	0.22	S28E	Ag-Pb-Zn
ZK08AS18E05	17.96	18.75	389	0.79	0.55	210	0.44	0.05	0.55	0.03	S18	Au-Ag
ZK08AS33001	38.70	39.20	391	0.50	0.47	857	1.64	3.53	5.34	0.06	S18	Au-Ag
ZK08AS33001	126.45	127.20	368	0.75	0.71	523	2.02	0.66	0.55	0.03	S35E	Ag-Pb-Zn
ZK08AS33003	121.72	123.69	374	1.97	1.41	242	0.06	0.01	0.06	0.01	S33	Ag-Pb-Zn
ZK09S2803	145.72	146.36	441	0.64	0.61	90	4.88	1.89	0.05	0.10	S28	Ag-Pb-Zn
ZK10AS7001	60.59	61.26	347	0.67	0.66	291	4.33	0.92	0.08	0.08	S21a	Ag-Pb-Zn
ZK10AS7001	110.45	111.63	340	1.18	1.11	252	0.67	0.81	0.04	0.05	S7W1	Ag-Pb-Zn
ZK10S16E001	15.67	16.26	452	0.59	0.52	419	0.06	0.07	0.49	0.01	S21Wa	Ag-Pb-Zn
ZK10S33011	138.29	138.99	320	0.70	0.42	245	2.52	4.67	0.68	0.01	S33	Ag-Pb-Zn
ZK12S601	75.86	77.38	292	1.52	1.41	197	4.13	4.04	0.05	0.04	S6	Ag-Pb-Zn
ZK12S601	146.22	146.84	280	0.62	0.54	520	0.50	8.55	0.05	0.11	S14_1	Ag-Pb-Zn
ZK12S602	79.40	80.11	275	0.71	0.63	52	6.78	0.72	0.05	0.01	S6	Ag-Pb-Zn
ZK12S602	86.64	87.50	272	0.86	0.84	60	2.70	0.52	0.05	0.01	S31	Ag-Pb-Zn
ZK12S603	90.01	90.63	252	0.62	0.62	136	4.57	2.12	0.06	0.02	S6	Ag-Pb-Zn
ZK12S605	87.84	88.39	247	0.55	0.53	467	10.81	15.44	0.18	0.18	S6	Ag-Pb-Zn
ZK12S7001	57.68	58.53	336	0.85	0.72	142	4.69	0.53	0.09	0.06	S21a	Ag-Pb-Zn
ZK12S7001	120.85	121.36	314	0.51	0.45	238	16.33	0.52	0.21	0.05	S7W	Ag-Pb-Zn
ZK12S7001	161.50	163.52	300	2.02	1.65	1,315	14.36	0.84	0.24	0.23	S7a1	Ag-Pb-Zn
ZK13AS8E03	172.21	173.52	219	1.31	0.70	176	11.17	0.17	0.05	0.09	S8Wa	Ag-Pb-Zn
ZK13AS8E04	122.60	123.80	236	1.20	0.81	134	1.41	0.47	0.04	0.06	S8	Ag-Pb-Zn
ZK13AS8E04	162.07	163.29	213	1.22	0.89	190	6.38	0.12	0.02	0.11	S8Wa	Ag-Pb-Zn
ZK13S8E01	98.95	99.48	241	0.53	0.43	1,782	4.01	0.37	0.06	0.64	S8E	Ag-Pb-Zn
ZK13S8E01	108.20	110.42	234	2.22	1.88	127	1.26	0.29	0.03	0.07	S8	Ag-Pb-Zn
ZK13S8E01	129.97	130.63	220	0.66	0.50	102	6.29	0.07	0.03	0.21	S8Wa	Ag-Pb-Zn
ZK13S8E03	97.56	98.07	248	0.51	0.42	93	11.01	0.33	0.05	0.06	S8E	Ag-Pb-Zn
ZK14S16E206	15.86	16.44	347	0.58	0.48	206	2.17	2.10	0.15	0.04	S16E2	Ag-Pb-Zn
ZK15AS1903	115.14	116.40	599	1.26	1.26	33	0.06	0.03	1.72	0.05	S19E	Au-Ag
ZK15AS1903	136.61	138.02	597	1.41	1.12	39	0.61	3.79	2.65	0.21	S19	Au-Ag
ZK15AS1917	79.91	81.50	586	1.59	1.47	605	0.14	1.20	0.18	0.06	S7_2a2	Ag-Pb-Zn
ZK15AS8E03	8.42	8.99	304	0.57	0.37	176	6.49	0.19	0.03	0.05	S8	Ag-Pb-Zn
ZK15AS8E04	61.39	72.36	261	10.97	6.09	311	4.55	0.40	0.03	0.10	S8E	Ag-Pb-Zn
ZK15S1906	124.77	126.66	596	1.89	1.66	30	0.21	7.99	0.05	0.03	S19	Ag-Pb-Zn
ZK17AS7_121	102.85	103.75	442	0.90	0.84	100	0.98	5.22	0.05	0.05	S7_2	Ag-Pb-Zn
ZK17AS7_121	115.96	116.40	435	0.44	0.41	1,535	48.20	2.08	0.05	0.03	S7_1	Ag-Pb-Zn
ZK17S8W001	6.42	7.15	308	0.73	0.58	426	26.20	0.52	0.05	0.08	S8Wa	Ag-Pb-Zn
ZK19AS7_109	111.46	112.17	430	0.71	0.58	107	1.47	6.78	0.05	0.04	S7_1	Ag-Pb-Zn
ZK19AS7_113	121.54	122.10	471	0.56	0.46	232	14.59	0.16	0.03	0.01	S7_1a	Ag-Pb-Zn
ZK19AS7_113	124.62	125.54	471	0.92	0.76	704	3.15	0.12	0.03	0.17	S7_1	Ag-Pb-Zn
ZK19S7_110	106.84	107.56	439	0.72	0.69	155	0.84	1.75	0.02	0.07	S7_1	Ag-Pb-Zn
ZK19S8001	74.72	76.78	595	2.06	0.85	82	4.16	0.42	0.05	0.01	S8	Ag-Pb-Zn
ZK19S8005	75.68	77.90	599	2.22	2.19	107	3.87	0.65	0.03	0.01	S8	Ag-Pb-Zn
ZK2S601	86.31	87.27	336	0.96	0.90	76	1.29	4.55	0.03	0.03	S29	Ag-Pb-Zn

ZK4S7_202	65.57	67.95	474	2.38	1.88	415	1.00	0.66	0.05	0.02	S7_2	Ag-Pb-Zn
ZK4S7_202	150.19	150.75	449	0.56	0.44	304	0.77	0.81	0.05	0.03	S16E	Ag-Pb-Zn
ZK4S7_204	51.02	51.78	478	0.76	0.64	462	3.18	3.38	0.12	0.04	S7W	Ag-Pb-Zn
ZK4S7_204	74.84	75.43	472	0.59	0.50	244	0.28	0.30	0.08	0.58	S7_2	Ag-Pb-Zn
ZK4S801	130.92	131.96	461	1.04	0.95	1,181	9.41	6.43	0.24	0.66	S8	Ag-Pb-Zn
ZK4S803	142.62	143.73	429	1.11	1.05	127	4.86	4.28	0.03	0.23	S8a	Ag-Pb-Zn
ZK50S2914	218.16	219.38	341	1.22	0.88	2,097	1.44	20.61	0.32	0.12	S29	Ag-Pb-Zn
ZK50S2915	229.30	229.82	313	0.52	0.26	484	1.61	1.48	0.05	0.28	S14	Ag-Pb-Zn
ZK58S21W1001	123.59	124.58	317	0.99	0.82	173	6.85	0.53	0.05	0.04	S21W1	Ag-Pb-Zn
ZK60S21001	27.23	28.38	300	1.15	0.59	74	4.71	0.29	0.03	0.01	S16E3	Ag-Pb-Zn
ZK60S21001	94.81	95.33	289	0.52	0.48	71	2.30	1.93	0.45	0.01	S21	Ag-Pb-Zn
ZK60S21W1001	141.17	144.31	294	3.14	2.40	92	0.73	0.50	0.39	0.01	S19	Ag-Pb-Zn
ZK60S21W1002	112.30	113.47	306	1.17	0.83	228	3.09	3.02	0.23	0.14	S21W1	Ag-Pb-Zn
ZK60S7W1001	160.17	164.25	325	4.08	3.59	196	2.83	1.27	0.02	0.08	S7a1	Ag-Pb-Zn
incl	160.17	160.81	325	0.64	0.57	1,118	12.32	5.15	0.02	0.46	S7a1	Ag-Pb-Zn
ZK60S7W1001	171.42	171.99	323	0.57	0.46	153	1.35	0.50	0.03	0.06	S7	Ag-Pb-Zn
ZK62S3101	80.19	81.16	239	0.97	0.89	1,764	36.49	5.72	0.13	0.27	S31	Ag-Pb-Zn
ZK62S3101	93.82	94.34	235	0.52	0.42	1,408	2.89	5.37	1.14	0.06	S14_1	Ag-Pb-Zn
ZK62S3101	128.91	129.69	224	0.78	0.54	320	6.63	5.73	0.70	0.19	S14W	Ag-Pb-Zn
ZK62S3102	51.73	52.66	246	0.93	0.64	986	28.33	1.57	0.05	0.13	S14_2	Ag-Pb-Zn
ZK62S3102	70.47	71.57	240	1.10	0.89	127	1.34	5.22	0.09	0.04	S31	Ag-Pb-Zn
ZK62S3102	71.57	72.17	240	0.60	0.49	166	1.69	1.82	0.05	0.03	S14_1	Ag-Pb-Zn
ZK62S3103	60.84	61.73	236	0.89	0.77	186	4.96	3.79	0.07	0.05	S14_2	Ag-Pb-Zn
ZK62S3106	36.83	37.33	248	0.50	0.42	111	1.79	4.25	0.06	0.04	S14_1	Ag-Pb-Zn
ZK64S16W0012	54.85	56.21	292	1.36	1.30	73	0.08	0.06	1.12	0.00	S16W	Au-Ag
ZK64S21002	85.37	86.09	285	0.72	0.68	73	0.82	10.97	0.17	0.06	S21	Ag-Pb-Zn
ZK66AS16W002	67.13	68.46	341	1.33	1.30	56	0.34	0.72	4.61	0.04	S16W	Au-Ag
ZK66S16W006	59.18	60.05	273	0.87	0.78	99	0.59	0.75	0.64	0.02	S16W	Au-Ag
ZK68AS16W002	37.67	43.05	340	5.38	5.36	52	1.08	0.39	3.93	0.01	S16W	Au-Ag
ZK68AS16W003	40.61	41.35	325	0.74	0.66	77	2.57	0.52	0.38	0.01	S16W	Au-Ag
ZK68S16W01	74.68	79.03	386	4.35	4.11	74	1.04	0.73	0.36	0.08	S16W	Au-Ag
ZK68S16W01	174.67	175.86	363	1.19	1.12	104	1.82	0.51	0.07	0.03	S18E2	Ag-Pb-Zn
ZK68S16W03	166.33	166.93	328	0.60	0.52	618	17.21	5.50	0.14	0.14	S18E2	Ag-Pb-Zn
ZK70S16W001	15.50	17.36	349	1.86	0.86	350	4.01	0.84	0.18	0.07	S16E	Ag-Pb-Zn
ZK70S16W001	51.12	54.54	340	3.42	1.59	23	0.95	0.34	2.48	0.02	S16W	Au-Ag
ZK70S16W001	102.33	103.10	325	0.77	0.72	616	1.39	1.85	0.56	0.05	S18E3	Au-Ag
ZK70S16W002	9.24	10.55	349	1.31	0.69	207	1.54	1.53	0.53	0.06	S16E	Au-Ag
ZK70S16W002	52.69	57.08	322	4.39	2.95	24	1.47	0.68	2.16	0.01	S16W	Au-Ag
ZK70S16W003	45.19	46.25	338	1.06	0.89	270	0.39	0.38	3.66	0.02	S16W	Au-Ag
ZK70S16W003	99.64	100.57	320	0.93	0.88	102	3.68	6.32	0.41	0.03	S18E2	Au-Ag
ZK70S16W02	79.67	81.13	371	1.46	1.17	71	1.80	1.71	0.23	0.03	S16W	Au-Ag
ZK72S16W001	90.44	91.25	238	0.81	0.53	13	0.18	0.07	2.62	0.01	S16E2	Au-Ag
ZK72S16W001	211.09	211.91	152	0.82	0.70	60	0.35	1.83	0.77	0.02	S16W	Au-Ag
ZK74S16W08	92.90	94.64	246	1.74	1.58	3	0.01	0.01	5.57	0.01	S16E3	Au-Ag
ZK74S16W08	179.44	183.21	192	3.77	3.44	15	0.83	0.74	1.46	0.02	S16W	Au-Ag
ZK74S16W09	186.68	188.20	192	1.52	1.39	14	0.25	0.48	1.88	0.01	S16W	Au-Ag
ZK74S16W10	175.87	177.22	194	1.35	1.29	44	1.80	3.18	1.38	0.05	S16W	Au-Ag
ZK74S16W11	84.38	84.92	252	0.54	0.46	5	1.09	2.26	3.32	0.03	S16E3	Au-Ag
ZK77S32003	133.92	134.69	504	0.77	0.67	146	1.17	1.79	0.03	0.06	S32	Ag-Pb-Zn

ZK77S32005	154.87	158.56	503	3.69	2.01	40	0.22	9.20	0.03	0.20	S32	Ag-Pb-Zn
ZK77S32010	131.96	132.53	555	0.57	0.41	125	0.59	23.89	0.11	0.64	S32	Ag-Pb-Zn
ZK83S320009	240.61	241.24	411	0.63	0.53	151	0.96	0.18	0.04	0.01	S32	Ag-Pb-Zn
ZKDB10S16E201	268.45	269.00	627	0.55	0.44	195	6.19	0.28	0.03	0.01	S16E2	Ag-Pb-Zn
ZKDB16AS2102	151.99	153.11	647	1.12	0.66	217	6.10	1.83	0.05	0.06	S21	Ag-Pb-Zn
ZKDB16AS2102	190.38	190.90	614	0.52	0.35	218	1.02	7.47	0.05	0.09	S21W	Ag-Pb-Zn
ZKDB19AS802	106.43	107.16	671	0.73	0.65	94	13.86	1.23	0.03	0.03	S8W	Ag-Pb-Zn
ZKDB19AS803	117.42	117.96	670	0.54	0.53	516	19.80	8.27	0.02	0.09	S8	Ag-Pb-Zn
ZKDB19AS804	173.86	175.37	599	1.51	1.24	1	0.01	0.01	3.19	0.01	S8E1	Au-Ag
ZKDB20S8001	83.25	84.78	766	1.53	1.17	169	0.04	0.05	0.03	0.03	S8W1	Ag-Pb-Zn
ZKDB23AS801	219.24	220.32	616	1.08	0.73	165	1.67	0.07	0.03	0.02	S8	Ag-Pb-Zn
ZKDB25S802	171.47	172.35	674	0.88	0.72	274	8.33	0.11	0.03	0.04	S8E	Ag-Pb-Zn
ZKDB25S803	194.94	195.77	668	0.83	0.71	25	8.46	0.16	0.03	0.00	S8	Ag-Pb-Zn
ZKDB28AS1101	395.38	396.07	569	0.69	0.68	43	4.92	0.08	2.32	0.08	S11E	Au-Ag
ZKDB30AS1101	235.93	236.61	730	0.68	0.49	16	0.25	0.06	2.24	0.02	S11	Au-Ag
ZKDB30AS16W601	60.38	62.40	507	2.02	0.53	38	0.75	4.59	0.39	0.02	S14Ea	Ag-Pb-Zn
ZKDB30S1401	145.63	147.12	441	1.49	1.47	47	2.08	5.82	0.05	0.02	S16W	Ag-Pb-Zn
ZKDB54S16W001	188.98	192.45	648	3.47	2.54	79	1.33	1.02	0.07	0.01	S16W	Au-Ag
ZKDB58S16W001	87.99	89.46	740	1.47	0.73	91	0.67	13.45	0.02	0.04	S16E2	Ag-Pb-Zn
ZKDB58S16W001	208.39	209.24	638	0.85	0.56	44	0.39	6.39	0.03	0.04	S16W	Ag-Pb-Zn
ZKDB6AS2101	170.52	171.77	661	1.25	0.51	641	2.06	4.05	0.06	0.10	S21	Ag-Pb-Zn
ZKDB6S701	106.50	110.56	670	4.06	3.13	191	9.78	0.65	0.05	0.04	S7	Ag-Pb-Zn
ZKDB6S701	207.68	208.22	617	0.54	0.42	101	0.16	8.78	0.05	0.04	S7_2a	Ag-Pb-Zn
ZKDB6S703	271.84	272.94	622	1.10	0.83	118	4.36	2.54	0.05	0.02	S7	Ag-Pb-Zn
ZKDB8AS16E201	385.89	386.61	581	0.72	0.62	17	4.80	0.84	0.03	0.01	S16W	Ag-Pb-Zn
ZKDB8AS21W02	301.27	302.71	636	1.44	1.23	188	11.70	0.53	0.03	0.04	S21	Ag-Pb-Zn
ZKDB8AS21W02	320.77	321.31	624	0.54	0.49	121	2.26	0.20	0.03	0.02	S21W	Ag-Pb-Zn

[1] New unnamed veins

Tunneling Programs at the SGX Mine

A total of 6,207 m of exploration tunnels were developed at the SGX mine during this period. The exploration tunneling, comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources, and to test for new parallel and splay structures (Tables 2 and 3).

Table 2: Summary of the tunneling programs at the SGX mine

Major Target Veins	Elevation (m)	Total Tunneling (m)	Channel Samples Collected	Drift Included	Total Mineralization Exposed by Drifts [1]
					Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
S2W2, S2W2a, S2, S4E, S6, S7, S7_1, S7_2, S7_2a3, S7E3, S7W1, S8, S8E, S8W1, S8W2, S14_1, S14, S16W1, S16E2, S18E, S19, S32, S33, S35,	60 - 640	6,207	2,471	3,535	1,467	0.69	366	5.28	3.02

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 135 g/t at the SGX mine (Formula used for AgEq calculation: AgEq = Ag g/t + 64.72 * Au g/t + 34.26 * Pb% + 19.08 * Zn%).

Table 3: Selected mineralized zones exposed by drift tunneling at the SGX mine

Tunnel ID	Vein	Elevation (m)	Ore Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
CM105-S14-287-14QGX	S14	287	45	0.48	162	1.64	2.93
PD16-S14-60-4ASYM	S14	60	20	0.35	711	11.79	2.97
CM105-S16E-400-12NYM	S16E	400	25	0.68	1,208	9.54	1.35
CM102-S16W1-540-53SYM	S16W1	540	13	0.35	1,043	13.72	11.32
CM102-S16W1-545-53NYM	S16W1	545	60	0.49	210	5.35	6.28
CM105-S18E2-350-14ANYM	S18E2	350	15	0.45	394	2.25	5.91
XPD-S19-110-5QGX	S19	110	60	0.83	60	4.03	1.69
PD700-S19-590-13AQGX	S19	590	20	0.62	429	2.48	8.35
XPD-S19-160-5AQGX	S19	160	105	1.43	421	7.78	1.22
CM102-S19-534-4QGX	S19	534	35	1.04	157	4.88	5.76
CM101-S19-110-6ASYM	S19	110	50	0.84	190	3.81	0.74
XPD-S19-210-11AXB_QGX	S19	230	15	0.78	162	3.20	2.13
XPD-S19E-210-15AYMQGX	S19	210	20	0.46	284	3.99	6.13
XPD-S19-210-9SMWX	S19a1	210	35	0.60	327	4.58	1.97
CM105-S2SJ-S1W2-220-12ANYM	S1W2	220	20	0.63	1,143	5.86	11.12
CM105-S2SJ-S1W5-220-12ANYM	S1W5	220	10	1.42	351	2.00	7.03
PD16-S2-160-4ANYM	S2	160	65	0.85	323	9.65	3.07
CM105-S2SJ-S2-100-12ANYM	S2	100	70	0.75	613	6.48	1.74
CM105-S2SJ-S2-300-14ATJQGX	S2	310	19	0.62	164	5.60	1.97
PD16-S2-210-4ANYM	S2	210	15	0.65	217	4.95	6.60
PD16-S2-210-4ANYM	S2	210	15	0.80	644	8.66	3.88
CM105-S2SJ-S2W2-100-12ANYM	S2W2	100	35	0.78	153	0.37	3.16
CM105-S2SJ-S2W2-100-12ASYM	S2W2	100	55	1.46	488	11.46	0.76
CM102-S32-440-65SYM	S32	440	60	0.74	446	7.10	0.83
CM105-S33-400-10NYM	S33	400	20	0.36	335	4.24	4.24
CM105-S33-400-10SYM	S33	400	40	0.65	342	2.95	4.35
PD16-S6-160-4ANYM	S6	160	25	0.49	624	15.00	1.90
PD16-S6-160-4ASYM	S6	160	50	0.71	455	5.47	3.52
CM105-S2SJ-S6-220-16NYM	S6	220	40	0.75	257	2.09	1.90
PD16-S6-110-4ANYM	S6	110	30	1.02	404	12.97	2.31
CM105-S7-210-14SYM-LLD1-STOPE_QGX	S7	210	40	1.05	75	3.10	2.47
CM101-S7_1-110-2ASYM	S7_1	110	25	0.60	427	6.13	0.41
PD700-S7_2-530-9SYM	S7_2	530	45	0.44	61	3.22	4.35
CM105-S7E3-260-6NYM	S7E3	260	15	0.87	80	1.51	4.25
PD700-S8-570-19ASMW	S8	570	10	0.89	743	8.42	0.21
XPD-S8E-260-15YMQGX	S8E	260	75	0.95	657	3.96	0.64

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the

Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1 mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (“AAS”), and the other is digested with two-acids for analysis of silver, lead, zinc, and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (“Ying Lab”) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1 mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc, and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (“QA/QC”) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRMs, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.